3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release
November 15, 2012	TSX.V SYMBOL – PL

Pan American Lithium Corp. Announces Debt Settlement with
Pro Business Trust and Sociedad Gareste Limitada

Pan American Lithium Corp. (TSX-V:PL) (OTCCB: PALTF) (“Pan American” or the “Company”), www.panamericanlithium.com, announces that it has entered into revised debt settlement agreements with Pro Business Trust (“PBT”) and Sociedad Gareste Limitada (“Gareste”), both consulting and professional services firms. The Company has agreed to settle CDN$122,999.43 of the debt owed to PBT (the “PBT Debt”) by converting CDN$71,999.70 of the PBT Debt into common shares of the Company at a conversion price of CDN$0.05 per common share and PBT will forgive the remaining $50,999.73 CDN of the PBT Debt. The Company has agreed to settled CDN$56,143.9 of its debt with Gareste (the “Gareste Debt”) by issuing common shares of the Company at a conversion price of CDN$0.05 per common share.

About Pan American:

Pan American has rights in ten lithium-bearing salars in Chile’s Atacama Region III covering cumulatively more than 19,000 hectares, including the Laguna Verde surface brine lake.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO
Tel: (520) 623-3090

For further information contact:
Aryn Gruneisen, Corporate Secretary
1-520-989-0032
Email: agruneisen@kriyah.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.